Exhibit 19(a)

LE010 Securities Trading Policy

LE010 SECURITIES TRADING POLICY
HOVNANIAN ENTERPRISES, INC.

Compliance with United States Securities
Laws and Security Trading

This Securities Trading Policy ("Policy") contains the following sections:

1.0              General

2.0              Definitions

3.0              Statement of Policy

4.0              Certain Exceptions

5.0              Pre-clearance of Trades and Other Procedures

6.0              10b5-1 and Other Trading Plans

7.0              Potential Criminal And Civil Liability And/Or Disciplinary Action

8.0              Broker Requirements for Section 16 Persons

9.0              Confidentiality

10.0            Legal Effect of this Policy

1.0	General

1.1	Hovnanian Enterprises, Inc. and its subsidiaries (collectively, the "Corporation"), their directors, officers and employees (collectively, "Hovnanian Associates"), family members of Hovnanian Associates and trusts, corporations and other entities controlled by any of such persons (collectively, "Insiders") must, at all times, comply with the securities laws of the United States and all applicable jurisdictions.

1.2	Federal securities laws prohibit trading in the securities of a company while aware of material, non-public "inside" information. These transactions are commonly known as "insider trading". It is also illegal to communicate material non-public inside information to another person (commonly called a "tippee") that could be used in connection with a decision to trade or retain the securities to which such inside information relates. This includes any communication providing insider information on social media or other internal or external Internet platforms. Anyone violating these laws could be subject to personal liability and could face significant fines and criminal penalties, including imprisonment. Federal securities laws also create a strong incentive for the Corporation to deter insider trading by its employees. In the normal course of business, Hovnanian Associates may come into possession of inside information concerning the Corporation, its industry, transactions in which the Corporation proposes to engage, or customers, partners, vendors, or other entities with which the Corporation does business. Therefore, the Corporation has established this Policy with respect to trading in its securities or securities of another company. Any violation of this Policy could subject you to disciplinary action, up to and including termination. See Section 7.

1.3	This Policy concerns compliance as it pertains to the disclosure of inside information regarding the Corporation or another company and to trading in securities while in possession of such inside information. In addition to requiring that Insiders comply with the letter of the law, it is the Corporation's policy that Insiders exercise judgment so as to also comply with the spirit of the law and avoid even the appearance of impropriety.

1.4	This Policy is intended to protect Insiders and the Corporation from insider trading violations. However, the matters set forth in this Policy are guidelines only and are not intended to replace your responsibility to understand and comply with the legal prohibition on insider trading. Appropriate judgment should be exercised in connection with all securities trading. If you have specific questions regarding this Policy or applicable law, please contact the Corporate Counsel or the Chief Financial Officer.

2.0	Definitions

2.1	Family Members. For purposes of this Policy, the term "family members" includes family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in the Corporation's securities are directed by you or are subject to your influence or control. Hovnanian Associates are responsible for the transactions of their family members and therefore should make them aware of the need to confer with you before they trade in the Corporation’s securities or securities of companies we do business with.

2.1	Material. Information is generally considered "material" if a reasonable investor would consider it important in deciding whether to trade or retain a security. The information may concern the Corporation or another company and may be positive or negative. Employees should assume that information that would affect their consideration of whether to trade, or which might tend to influence the price of the security, is material.

Depending upon the circumstances, examples of material information may include, but are not limited to:
•	dividend information or the changing of dividend policies,
•	the declaration of a stock split or the offering of additional debt or equity securities;
•	earnings results, estimates and guidance on earnings and confirmations of or changes to previously released earnings results, estimates or guidance, or other performance related measures or metrics;
•	financial projections;
•	a significant merger, acquisition, tender offer, sale of assets, disposition or divestiture proposal or agreement;
•	impending bankruptcy or financial liquidity problems;
•	investments, joint ventures or changes in assets;
•	financings and other events involving the Corporation’s securities (e.g., public or private sales by the Corporation, its senior management or significant securityholders, calls of securities for redemption, share repurchase plans, stock splits, and changes to the rights of securityholders);
•	acquisition of, refinancing or repayment of significant debts or defaults on debt;
•	a significant disruption in the Corporation’s operations or loss, potential loss, breach or unauthorized access of its property or assets, including its facilities, data and information technology infrastructure and cybersecurity and privacy incidents or events;
•	the gain or loss of a significant supplier;
•	changes in senior management or other senior management developments;
•	significant litigation or governmental investigations;
•	restructuring, layoffs or furloughs;
•	significant write-offs; and
•	changes in, or disagreements with, auditors or notifications that the Corporation may no longer rely on such firm’s report.

What is material is often viewed in hindsight and courts may adopt a broad definition of what is material or resolve close cases in favor of finding the information material. Information that something is likely to happen or even just that it may happen may be deemed material. It should be emphasized that material information does not have to relate to a company’s business. For example, information about the contents of a forthcoming publication in the financial press that is expected to affect the market price of a security could well be material. Therefore, Insiders should err on the side of caution. Insiders should keep in mind that the Securities and Exchange Commission's ("SEC") rules and regulations provide that the mere fact that a person is aware of the material, non-public information is a bar to trading. It is no excuse that such person's reasons for trading were unrelated to the material non-public information.

2.3	Non-Public Information. For the purpose of this Policy, information is "non-public" until three criteria have been satisfied:

First, the information must have been widely disseminated by the Corporation. Generally, Insiders should assume that information has NOT been widely disseminated unless it has been disclosed by the Corporation in (i) a press release distributed through a widely disseminated news or wire service, (ii) a publicly available filing made with the SEC or (iii) another manner compliant with Regulation FD.

Second, the information disseminated must be some form of "official" announcement or disclosure, which, in the case of the information about the Corporation, must be made by the Corporation. In other words, the fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the rumors, speculation or statements are accurate.

Third, after the information has been disseminated, a period of time must pass sufficient for the information to be absorbed by the general public. Generally, it is reasonable to consider information fully absorbed after the closing of the first full trading day on the New York Stock Exchange that follows the day on which the information is disseminated in a national news medium or disclosed in a manner compliant with Regulation FD, including in a filing with the SEC.

2.4	Section 16 Persons: The "Section 16 Persons" means Hovnanian Enterprises, Inc.’s directors and “officers” (as defined in Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

2.5	Security or Securities. The term "security" or "securities" is defined very broadly by the securities laws and includes stock (common and preferred), stock options, warrants, bonds, notes, debentures, convertible instruments, put or call options (i.e., exchange-traded options), or other similar instruments.

2.6	Trade or Trading. The term "trade" or "trading" means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities, including derivative exercises, gifts or other contributions, pledges, exercises of stock options granted under the Corporation's stock plans, sales of stock acquired upon the exercise of options and trades made under an employee benefit plan such as a 401(k) plan.

3.0	Statement of Policy

3.1	No Insider may trade the Corporation's securities at any time when the Insider has material non-public information concerning the Corporation. It is the responsibility of the Insider to be certain that he or she does not have material non-public information when determining to trade.

3.2	No Insider may trade securities of another company at any time when the Insider has material non-public information about that company or its industry, including without limitation, information about any of our customers, vendors, suppliers or partners, when that information was obtained, in whole or in part, as a result of the Insider's employment or relationship to the Corporation.

3.3	No Insider may disclose ("tip") material non-public information to any other person (including family members), and no insider may make trade recommendations on the basis of material non-public information. In addition, Insiders should take care before trading on the recommendation of others to ensure that the recommendation is not the result of an illegal "tip".

3.4	No Insider who receives or has access to the Corporation's material non-public information may comment on stock price movements or rumors of other corporate developments (including discussions on social media platforms, blogs or online comment forums) that are of possible significance to the investing public unless it is part of the Insider's job (such as Investor Relations) or the Insider has been specifically authorized in accordance with the Corporations' Policies and Procedures for Compliance with Regulation FD, which prohibits selective disclosure of material non-public information to market participants by persons acting on behalf of the Corporation. If you comment on corporate developments, stock price movements or rumors or disclose material non-public information to a third party you must contact the Corporate Counsel or the Chief Financial Officer immediately.

3.5	In addition, it is generally the practice of the Corporation not to respond to inquiries and/or rumors concerning the Corporation's affairs. If you receive inquiries concerning the Corporation from the media or inquiries from securities analysts or other members of the financial community, you should refer such inquiries, without comment, to the Corporation's Investor Relations Officer, the Corporate Counsel or the Chief Financial Officer.

3.6	Certain Insiders may only trade in the Corporation's securities during the four "Window Periods" (as defined in Section 5.4) that occur each fiscal year or in connection with an SEC-registered primary or secondary underwritten offering of the Corporation. These persons must also receive pre-approval prior to any transaction. See Section 5.0.

3.7	An Insider who is aware of material non-public information when he or she ceases to be an Insider, may not trade in the Corporation's securities until that information has become public or is no longer material. In addition, this Policy continues in effect for all Permanent Restricted Persons and Other Restricted Persons (each as defined in Sections 5.1 and 5.2, respectively) until the opening of the first Window Period after termination of employment or other relationship with the Corporation, except that, unless notified otherwise by the Corporation, the pre-clearance requirements set forth in Section 5.0 continue to apply to Permanent Restricted Persons for six months after the termination of their status as a Permanent Restricted Person. See Section 5.3.

3.8	No Short Sales, Hedging or Speculative Transactions. No Insider, whether or not he or she possesses material non-public information, may trade in options, warrants, puts and calls or similar instruments on the Corporation’s securities or sell such securities “short” (i.e., selling stock that is not owned and borrowing the shares to make delivery) or engage in speculative trading (e.g., “day-trading”) that is intended to take advantage of short-term price fluctuations. Such activities may put the personal gain of the Insider in conflict with the best interests of the Corporation and its securityholders or otherwise give the appearance of impropriety. No Insider may engage in any transactions (including variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Corporation’s equity securities.

3.9	Margin Accounts and Pledges. Securities purchased on margin may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities held in an account which may be borrowed against or are otherwise pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Accordingly, if you purchase securities on margin or pledge them as collateral for a loan, a margin sale or foreclosure sale may occur at a time when you are aware of material non-public information or otherwise are not permitted to trade in our securities. The sale, even though not initiated at your request, is still a sale for your benefit and may subject you to liability under the insider trading rules if made at a time when you are aware of material non-public information. Similar cautions apply to a bank or other loans for which you have pledged stock as collateral.

Therefore, no Hovnanian Associates, whether or not in possession of material non-public information, may purchase the Corporation's securities on margin, or borrow against any account in which the Corporation's securities are held, or pledge the Corporation's securities as collateral for a loan, without first obtaining pre-clearance. A request for approval must be submitted in writing to the Corporate Counsel or the Chief Financial Officer at least two weeks prior to the execution of the documents evidencing the proposed pledge. The Corporate Counsel or the Chief Financial Officer is under no obligation to approve any request for pre-clearance and may determine not to permit the arrangement for any reason. Approvals will be based on the particular facts and circumstances of the request, including, but not limited to, the percentage amount that the securities being pledged represent of the total number of our securities held by the person making the request and the financial capacity of the person making the request. Notwithstanding the pre-clearance of any request, the Corporation assumes no liability for the consequences of any transaction made pursuant to such request.

3.10	Managed Accounts. If you have a managed account (where another person has been given discretion or authority to trade without your prior approval), you should advise your broker or investment advisor not to trade in Corporation securities at any time

4.0	Certain Exceptions

The prohibition on trading in the Corporation's securities set forth in Section 3.0 above does not apply to:
•	Transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime).
•	The exercise of stock options pursuant to our stock plans (including any net-settled stock option exercise); however, the sale of any such stock acquired upon such exercise, including as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or to satisfy tax withholding requirements, is subject to this Policy.
•	The exercise of a tax withholding right pursuant to which you elect (or the Corporation mandates) to have the Corporation withhold shares of restricted stock, shares underlying restricted stock units or shares subject to an option to satisfy tax withholding requirements.
•	The execution of transactions pursuant to a trading plan that complies with SEC Rule 10b5-1 and which has been approved by the Corporation. See Section 6.1
•	Trading in mutual funds and Exchange Traded Funds (ETFs) holding Company securities at any time, that are either based on broad indexes, such as Standard & Poor’s or NYSE, or on targeted sectors with portfolio holdings of at least 30 or more companies.
•	To the extent the Corporation offers its securities as an investment option in the Corporation's 401(k) plan, the purchase of stock through the Corporation's 401(k) plan through regular payroll deductions; however, the sale of any such stock and the election to transfer funds into or out of, or a loan with respect to amounts invested in, the stock fund is subject to this Policy.
To the extent the Corporation offers its securities as an investment option in an employee stock purchase plan, the purchase of stock through the Corporation's employee stock purchase plan; however, elections to participate in such plan, the sale of any such stock and changing instructions regarding the level of withholding contributions which are used to purchase stock is subject to this Policy.

5.0	Pre-clearance of Trades and Other Procedures

5.1	Applicability. Section 16 Persons, family members of Section 16 Persons and trusts, corporations and other entities controlled by Section 16 Persons (collectively, "Permanent Restricted Persons") as well as certain other persons described in Section 5.2 must obtain the advance approval of the Corporate Counsel or the Chief Financial Officer in accordance with Section 5.3 before effecting transactions in the Corporation's securities, including any exercise of an option (whether cashless or otherwise), gifts, loans, pledges, rights or warrant to purchase or sell such securities, contribution to a trust or other transfers, whether the transaction is for the individual's own account, one over which he or she exercises control or one in which he or she has a beneficial interest.

5.2	Other Restricted Persons. From time to time, the Corporation will notify persons other than Permanent Restricted Persons that they are subject to the pre-clearance requirements set forth in Section 5.3 if the Corporation believes that, in the normal course of their duties, they are likely to have regular access to material non-public information ("Other Restricted Persons"). Examples of such persons include non-executive officers, accounting personnel, legal personnel and certain personnel in Human Resources and family members of any of such persons and trusts, corporations and other entities controlled by any of such persons. Any person notified of their status as an Other Restricted Person will remain an Other Restricted Person subject to the pre-clearance requirements set forth in Section 5.3 unless otherwise notified in writing by the Corporate Counsel or the Chief Financial Officer or his or her respective designee. Occasionally, certain individuals may have access to material non-public information for a limited period of time. During such a period, such persons may be notified that they are also Other Restricted Persons who will be subject to the pre-clearance requirements set forth in Section 5.3.

5.3	Procedures. Subject to Section 6.1, Permanent Restricted Persons and Other Restricted Persons must submit a request for pre-clearance to the Corporate Counsel or Chief Financial Officer (via email or in such other form as is approved by the Corporate Counsel or Chief Financial Officer) at least two business days in advance of the proposed transaction (provided that any request to purchase the Corporation's securities on margin, or borrow against any account in which the Corporation's securities are held, or pledge the Corporation's securities as collateral for a loan must be submitted at least two weeks in advance of the proposed transaction in accordance with Section 3.9). Approval must be dated and in writing and specify the securities involved and the type of transaction. APPROVAL FOR TRANSACTIONS AND PLEDGES OF THE CORPORATION'S SECURITIES WILL GENERALLY BE GRANTED ONLY DURING A WINDOW PERIOD (DESCRIBED IN SECTION 5.4 BELOW) AND THE TRANSACTION MAY ONLY BE PERFORMED DURING THE WINDOW PERIOD IN WHICH THE APPROVAL WAS GRANTED AND IN ANY EVENT WITHIN THREE BUSINESS DAYS FROM THE DATE OF APPROVAL; PROVIDED THAT NOTWITHSTANDING RECEIPT OF PRE-CLEARANCE, YOU MUST NOT TRADE IN CORPORATION SECURITIES IF YOU SUBSEQUENTLY BECOME AWARE OF MATERIAL NON-PUBLIC INFORMATION PRIOR TO EFFECTING THE TRANSACTION. Unless notified otherwise by the Corporation, Permanent Restricted Persons must comply with these pre-clearance requirements for the six month period following the termination of their status as a Permanent Restricted Person.

5.4	Window Periods. The Corporation has established four "windows" of time during the fiscal year during which requests for pre-clearance may be approved and transactions and pledges may be performed ("Window Periods"). Each Window Period begins at the opening of trading on the first trading day after at least one full trading day on the New York Stock Exchange after the day on which the Corporation issues a public news release of its quarterly or annual earnings for the prior fiscal quarter or year. That same Window Period closes at the close of trading on the 15th calendar day of the last month of the then current fiscal quarter. After the close of the Window Period, except as set forth in Section 4.0 above, Permanent Restricted Persons and Other Restricted Persons may not trade in any of the Corporation's securities. The prohibition against trading while aware of, or tipping of, material non-public information applies even during a Window Period. For example, if during a Window Period, a material acquisition or divestiture is pending or a forthcoming publication in the financial press may affect the relevant securities market, you may not trade in the Corporation's securities. You must consult the Corporate Counsel or the Chief Financial Officer whenever you are in doubt.

5.5	Suspension of Trading. From time to time, the Corporation may require that directors, officers, selected employees and/or others suspend trading in the Corporation's securities, including during a Window Period, regardless of any other provision of this policy because of developments that have not yet been disclosed to the public. All those affected shall not trade in the Corporation's securities while the suspension is in effect, and shall not disclose to others that the Corporation has suspended trading for certain individuals. Though these blackouts generally will arise because the Corporation is involved in a highly-sensitive transaction, they may be declared for any reason. If the Corporation declares a blackout to which you are subject, the Corporate Counsel or the Chief Financial Officer will notify you when the blackout begins and when it ends.

5.6	Notification of Window Periods. In order to assist you in complying with this Policy, the Corporation will deliver an e-mail (or other communication) notifying all Section 16 Persons and all other Hovnanian Associates designated as Other Restricted Persons when the Window Period has opened and when the Window Period is about to close. The CORPORATION'S DELIVERY OR NON-DELIVERY OF THESE E-MAILS (OR OTHER COMMUNICATION) DOES NOT RELIEVE YOU OF YOUR OBLIGATION TO ONLY TRADE IN THE CORPORATION'S SECURITIES IN FULL COMPLIANCE WITH THIS POLICY.

5.7	Hardship Exemptions. Those subject to the Window Periods or a blackout pursuant to Section 5.5 may request a hardship exemption for periods outside the Window Periods or during a blackout, as applicable, if they are not in possession of material non-public information and are not otherwise prohibited from trading pursuant to this Policy. Hardship exemptions are granted infrequently and only in exceptional circumstances. Any request for a hardship exemption should be made to the Corporate Counsel or the Chief Financial Officer or his or her designee.

6.0	10b5-1 and Other Trading Plans

6.1	10b5-1 Trading Plans. A 10b5-1 trading plan is a binding, written contract between you and your broker that specifies the price, amount, and date of trades to be executed in your account in the future, or provides a formula or mechanism that your broker will follow, and satisfies various other conditions and limitations set forth in Rule 10b5-1 under the Exchange Act. A 10b5-1 trading plan can only be established when you do not possess material non-public information. Therefore, Insiders cannot enter into these plans at any time when in possession of material non-public information and, in addition, persons subject to the pre-clearance requirements of this Policy described in Section 5.0 cannot enter into these plans outside Window Periods. In addition, a 10b5-1 trading plan must not permit you to exercise any subsequent influence over how, when, or whether the purchases or sales are made. Unless such requirement is waived or modified by the Corporate Counsel or Chief Financial Officer in his or her sole discretion, or as otherwise required by applicable law, (i) a 10b5-1 trading plan should have a duration of at least six months and no more than two years; (ii) you should not trade in the Corporation’s securities outside of a 10b5-1 trading plan while such 10b5-1 trading plan is in effect; and (iii) a 10b5-1 trading plan adopted or modified by a Section 16 Person should not permit any trades to occur until expiration of the cooling-off period mandated by Rule 10b5-1(c)(1)(ii)(B) of the Exchange Act.

You have an affirmative defense against any claim by the SEC against you for insider trading if your trade was made under a 10b5-1 trading plan that you entered into when you were not aware of material non-public information. The rules regarding 10b5-1 trading plans are complex and you must fully comply with them. You should consult with your legal advisor before entering into any 10b5-1 trading plan.

Each Insider must pre-clear with the Corporate Counsel or the Chief Financial Officer any proposed trading plan, including 10b5-1 trading plans, prior to the adoption of such plan. Each Insider must also pre-clear with the Corporate Counsel or the Chief Financial Officer any proposed modification or termination of an existing trading plan, including 10b5-1 trading plans, prior to the modification or termination of such plan. The Corporation reserves the right to withhold pre-clearance of the adoption, modification or termination of such trading plan that the Corporation determines is not consistent with the rules regarding such plans. No Insider will be permitted to adopt a Rule 10b5-1 trading plan if such Insider has an existing contract, instruction or plan that would qualify for the affirmative defense under Rule 10b5-1, subject to the exceptions set forth in the rule. Notwithstanding any pre-clearance of a Rule 10b5-1 or other trading plan, the Corporation assumes no liability for the consequences of any transaction made pursuant to such plan.

If you enter into a 10b5-1 trading plan, your 10b5-1 trading plan should be structured to avoid purchases or sales shortly before known announcements, such as quarterly or annual earnings announcements. Even though transactions executed in accordance with a properly formulated 10b5-1 trading plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before we announce material news, and the investing public and media may not understand the nuances of trading pursuant to a 10b5-1 trading plan. This could result in negative publicity for you and the Corporation if the SEC or the New York Stock Exchange were to investigate your trades.

For Insiders, any modification or termination of a pre-approved 10b5-1 or other trading plan requires pre- clearance by the Corporate Counsel or the Chief Financial Officer. In addition, any modification of a pre-approved 10b5-1 or other trading plan must occur when you are not aware of any material non-public information and must comply with the requirements of the rules regarding such trading plans (including 10b5-1, if applicable) and, if you are subject to Window Period restrictions, must take place during a Window Period. Unless such requirement is waived or modified by the Corporate Counsel or Chief Financial Officer in his or her sole discretion, or as otherwise required by applicable law, if you terminate a 10b5-1 trading plan, you must wait at least 60 days before (i) you trade the Corporation’s securities; or (ii) enter into a new 10b5-1 trading plan.

Transactions effected pursuant to a pre-cleared 10b5-1 or other trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.

Finally, if you are a Section 16 Person, 10b5-1 and other trading plans require special care as the Corporation may be required to disclose the adoption, amendment or termination of such plans by such persons in its periodic reports filed with the SEC. Accordingly, it is imperative that Section 16 Persons coordinate with Corporate Counsel prior to adopting or modifying such plans. Moreover, because such plans may specify conditions that trigger a purchase or sale, you may not even be aware that a transaction has taken place and you may not be able to comply with the SEC's requirement that you report your transaction to the SEC within two business days after its execution. Therefore, for Section 16 Persons, a transaction executed according to a trading plan is not permitted unless the trading plan requires your broker to notify the Corporation before the close of business on the day of the execution of the transaction. See Section 8.0.

7.0	Potential Criminal and Civil Liability and/or Disciplinary Action

7.1	Individual Responsibility. Each Insider is individually responsible for complying with the securities laws and this Policy, regardless of whether the Corporation has prohibited trading by that Insider or any other Insiders. Trading in securities during the Window Periods and outside of any suspension periods or with pre-clearance should not be considered a "safe harbor". We remind you that, whether or not during a Window Period and whether or not you have obtained pre-clearance, you may not trade securities on the basis of material non-public information.

You should also bear in mind that any proceeding alleging improper trading will necessarily occur after the trade has been completed and is particularly susceptible to second-guessing with the benefit of hindsight. Therefore, as a practical matter, before engaging in any transaction you should carefully consider how enforcement authorities and others might view the transaction in hindsight. Further, whether or not you possess material non-public information, it is advisable that you invest in the Corporation's securities or the securities of any company that has a substantial relationship with the Corporation from the perspective of a long term investor because you may be prohibited from disposing of such securities in the future.

7.2	Controlling Persons. The securities laws provide that, in addition to sanctions against an individual who trades illegally, penalties may be assessed against what are known as "controlling persons" with respect to the violator. The term "controlling person" is not defined, but includes employers (i.e., the Corporation), its directors, officers and managerial and supervisory personnel. The concept is broader than what would normally be encompassed by a reporting chain. Individuals may be considered "controlling persons" with respect to any other individual whose behavior they have the power to influence. Liability can be imposed only if two conditions are met. First, it must be shown that the "controlling person" knew or recklessly disregarded the fact that a violation was likely. Second, it must be shown that the "controlling person" failed to take appropriate steps to prevent the violation from occurring. For this reason, the Corporation's supervisory personnel are directed to take appropriate steps to ensure that those whom they supervise, understand and comply with the requirements set forth in this Policy.

7.3	Potential Sanctions

(i)              Liability for Insider Trading and Tipping. Insiders, controlling persons and the Corporation may be subject to civil penalties, criminal penalties and/or jail for trading in securities when they have material non-public information or for improper transactions by any person (commonly referred to as a "tippee") to whom they have disclosed material non-public information, or to whom they have made recommendations or expressed opinions on the basis of such information about trading securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.

(ii)              Possible Disciplinary Actions. Hovnanian Associates who violate this Policy will be subject to disciplinary action, up to and including termination of employment for cause, whether or not the Hovnanian Associates' failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one's reputation and irreparably damage a career.

7.4	Questions and Violations. Anyone with questions concerning this Policy or its application should contact the Corporate Counsel or the Chief Financial Officer. Any violation or perceived violation should be reported immediately to the Corporate Counsel or the Chief Financial Officer.

8.0	Broker Requirements for Section 16 Persons

The timely reporting of transactions requires tight interface with brokers handling transactions for our Section 16 Persons. A knowledgeable, alert broker can also serve as a gatekeeper, helping to ensure compliance with our pre-clearance procedures and helping prevent inadvertent violations. Therefore, in order to facilitate timely compliance by the directors and executive officers of the Corporation with the requirements of Section 16 of the Exchange Act, brokers of Section 16 Persons need to comply with the following requirements:

•	Not to enter any order (except for orders under pre-approved Rule 10b5-1 plans) without first verifying with the Corporation that your transaction was pre-cleared and complying with the brokerage firm's compliance procedures (e.g., Rule 144), and
•	To report before the close of business on the day of the execution of the transaction to the Corporation by telephone and in writing via e-mail to the Corporate Counsel and Assistant Treasurer, the complete (i.e., date, type of transaction, number of shares and price) details of every transaction involving the Corporation's equity securities, including gifts, transfers, pledges and all 10b5-1 transactions and other trading plans.

Because it is the legal obligation of the trading person to cause any filings on Form 3, Form 4, Form 5 or Form 144 (or as may be otherwise required) to be made, you are strongly encouraged to confirm following any transaction that your broker has immediately telephoned and e-mailed the required information to the Corporation.

9.0	Confidentiality

No Hovnanian Associate should disclose any non-public information to non-Hovnanian Associates (including to family members), except when such disclosure is needed to carry out the Corporation's business and then only when the Hovnanian Associate disclosing the information has no reason to believe that the recipient will misuse the information (for example, when such disclosures are authorized as necessary to facilitate negotiations with vendors, suppliers or customers or when such persons are subject to contractual confidentiality restrictions). When such information is disclosed, the recipient must be told that such information may be used only for the business purpose related to its disclosure and that the information must be held in confidence. Hovnanian Associates should disclose non-public information to other Hovnanian Associates only in the ordinary course of business, for legitimate business purposes and in the absence of reasons to believe that the information will be misused or improperly disclosed by the recipient. Written non-public information should be appropriately safeguarded and should not be left where it may be seen by persons not entitled to the information, or otherwise accessible by persons not entitled to the information, and non-public information should not be discussed with any person within the Corporation under circumstances where it could be overheard. See also, Controlling Persons, Section 7.2.

In addition to other circumstances where it may be applicable, this confidentiality policy must be strictly adhered to in responding to inquiries about the Corporation that may be made by the press, securities analysts or other members of the financial community. It is important that responses to any such inquiries be made on behalf of the Corporation by a duly designated officer. Accordingly, Hovnanian Associates should not respond to any such inquiries and should refer all such inquiries to the Corporation's Investor Relations Officer or the Corporate Counsel or the Chief Financial Officer. See also, Statement of Policy, Sections 3.4 and 3.5.

Neither this Policy nor any policy of the Corporation, and notwithstanding any other confidentiality or non-disclosure agreement (whether in writing or otherwise, including without limitation as part of an employment agreement, separation agreement or similar employment or compensation arrangement) applicable to current or former Insiders, should be deemed to restrict any current or former Insider from communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation, provided that (1) in each case such communications and disclosures are consistent with applicable law and (2) the information subject to such disclosure was not obtained by the current or former Insider through a communication that was subject to the attorney-client privilege, unless such disclosure of that information would otherwise be permitted by an attorney pursuant to 17 CFR 205.3(d)(2), applicable state attorney conduct rules, or otherwise. Any agreement in conflict with the foregoing is hereby deemed amended by the Corporation to be consistent with the foregoing.

10.0	Legal Effect of this Policy

The Corporation's Policy with respect to securities trading and the disclosure of confidential information, and the procedures that implement this Policy, are not intended to serve as precise recitations of the legal prohibitions against insider trading and tipping which are highly complex, fact specific and evolving. Certain of the procedures are designed to prevent even the appearance of impropriety and in some respects may be more restrictive than the securities laws. Therefore, these procedures are not intended to serve as a basis for establishing civil or criminal liability that would not otherwise exist.

Failure to comply with this Policy may result in disciplinary action, including termination.